Exhibit 99.1

Adagene Achieves Key Milestone in Collaboration with Exelixis for SAFEbody® Novel Masked Antibody-Drug Conjugate Candidates

- Successful nomination of lead SAFEbody candidates triggers milestone payment -

SAN DIEGO and SUZHOU, China, December 22, 2021 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced achievement of a key milestone in its ongoing collaboration with Exelixis for development of novel masked antibody-drug conjugate (ADC) candidates leveraging Adagene’s proprietary SAFEbody precision masking technology. Under the terms of a collaboration and licensing agreement established in early 2021, Adagene will receive a $3 million milestone payment for successful nomination of lead SAFEbody candidates for one of its collaboration programs.

“We are extremely proud of successfully providing lead SAFEbody candidates to Exelixis following the start of our collaboration earlier this year. Exelixis’ selection of these lead candidates further validates our proprietary SAFEbody technology and highlights the prowess of our overall DPL platform,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer, and Chairman of Adagene. “Our SAFEbody masking technology is receiving clinical validation in our ongoing clinical trial from our anti-CTLA-4 monoclonal antibody program, and also marks a potential paradigm shift in the way a highly potent modality such as ADCs can be designed and developed, ultimately helping to improve the lives of patients suffering from cancer and other debilitating diseases.”

Under the terms of the agreement, Adagene received an upfront payment of $11 million and Exelixis can nominate two targets for development of SAFEbody candidates during the collaboration. Adagene is eligible for development and commercialization milestones, as well as royalties on net sales of products developed around each of these targets.

SAFEbody technology is designed to overcome safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. This allows for improved tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues, a longstanding challenge with many antibody therapeutics.

In addition to ongoing collaborations, Adagene also applies its SAFEbody technology to develop candidates for its wholly-owned deep, broad and differentiated pipeline. These include ADG126, an anti-CTLA-4 SAFEbody in phase 1 dose escalation as monotherapy, as well as five highly differentiated programs in IND-enabling studies such as ADG153, an anti-CD47 SAFEbody using the potent IgG1 isotype, and ADG152, anti-CD20xCD3 bispecific POWERbody™ T-cell engager. A total of five antibodies are in clinical development by Adagene and its partners, leveraging the company’s AI-driven antibody discovery and development platform.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObodyTM, SAFEbody®, and POWERbodyTM technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated clinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Internal Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com